Exhibit 99.1

Aptorum Group Ltd Announces Entering into an Agreement and Plan of Merger with YOOV Group Holding Ltd and a Split-off Agreement to Separate its Legacy Business

NEW YORK & LONDON--(BUSINESS WIRE)—March 6, 2024. Aptorum Group Limited (Nasdaq: APM), a clinical stage biopharmaceutical company (“Aptorum”), and privately-held YOOV Group Holding Ltd. (“YOOV”) jointly announced today that they entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement was approved by Aptorum’s and YOOV’s boards of directors (each board of directors, the “Board”), respectively. If the Merger Agreement is approved by Aptorum’s and YOOV’s shareholders (and the other closing conditions are satisfied or waived in accordance with the Merger Agreement), and upon consummation of the transactions contemplated by the Merger Agreement (the “Closing”, and the date of the Closing, the “Closing Date”), a wholly-owned subsidiary of Aptorum organized under the laws of the British Virgin Islands (“Merger Sub”) will merge with and into YOOV (collectively, the “Merger”).

In addition, on March 1, 2024, Aptorum, its major shareholder, Jurchen Investment Corporation (“Jurchen”), which is controlled by Ian Huen, Executive Director and Chief Executive Officer of Aptorum, and Aptorum Therapeutics Limited (“ATL”), a wholly-owned subsidiary of Aptorum have entered into a split-off agreement (the “Split-Off Agreement”). Pursuant to the Split-Off Agreement, Aptorum will assign and transfer the assets and liabilities of its legacy business to ATL, and Jurchen will acquire 100% issued and outstanding shares of ATL from Aptorum and surrender certain ordinary shares of Aptorum held by Jurchen to Aptorum (the “Separation”). The Separation will become effective immediately following completion of the Merger. The Separation and the Merger are referred hereto as the “Proposed Transactions.” Aptorum upon the Closing is referred to herein as the “combined company.”

Merger Consideration

Upon completion of the Merger, the existing Aptorum shareholders and existing YOOV shareholders expect to own approximately 10% and 90%, respectively, of the outstanding shares of the combined company. Aptorum agreed to issue Class A ordinary shares, par value $0.00001 each (the “Class A ordinary shares”), and Class B ordinary shares, par value $0.00001 each (the “Class B ordinary shares”), to YOOV’s shareholders. The total number of ordinary shares of Aptorum to be issued in the merger equals the number of aggregate fully diluted shares of YOOV multiply by the “Conversion Ratio.” The Conversion Ratio is calculated by dividing (i) Aptorum’s outstanding Class A ordinary shares and Class B ordinary shares multiplied by nine (ii) by the aggregate fully diluted shares of YOOV.

This Merger is considered to be a “reverse merger” because the shareholders of YOOV will own more than a majority of the outstanding ordinary shares of the combined company following the Merger. As such, the Merger is subject to NASDAQ’s approval of the combined company’s initial listing application.

“This transaction marks a significant milestone for YOOV Group Holding, and we are thrilled about the immense opportunities it brings. Listing on Nasdaq is a testament to our growth trajectory and we believe this will propel our company’s development and expansion.”, said Phil Wong, Co-Founder and Chief Executive Officer of YOOV Group Holding Limited.

“We are pleased to announce our proposed reverse merger with YOOV Group Holding, which we believe will be in the best interest of our shareholders,” said Ian Huen, Executive Director and Chief Executive Officer of Aptorum Group. Mr. Huen added, “YOOV is a promising AI-enabled software and automation platform. The merger is an exciting and important transaction that will take YOOV to listing on Nasdaq, which I believe will open further opportunities for the company to drive growth towards new heights.”

Conditions to Closing of the Merger and the Separation

The closing of the Merger is subject to satisfaction or waiver of certain conditions including, but not limited to: (i) obtaining the approval by the shareholders of Aptorum and YOOV of the matters required under the Merger Agreement, (ii) approval of the Initial Listing Application by Nasdaq, (iii) delivery of legal opinions from British Virgin Islands counsel and Hong Kong counsel of YOOV to Aptorum and Merger Sub, (iv) delivery of legal opinions from Cayman Islands counsel of Aptorum and British Virgin Islands counsel of Merger Sub to YOOV, (v) delivery of a fairness opinion by Colliers International (Hong Kong) Limited to the Board of Aptorum to the effect that (subject to various qualifications and assumptions) that merger consideration (the total Class A ordinary shares and Class B ordinary shares to be issued to YOOV’s shareholders) is fair, from a financial point of view (based on the conclusion that the equity value of YOOV is no less than $250 million), to the shareholders of Aptorum. (vi) availability of audited financial statements for YOOV and its Subsidiaries as of March 31, 2023 and 2022 the related audited consolidated statements of operations, of changes in shareholders’ equity and of cash flows for the year ended March 31, 2023 and 2022 in conformity with International Financial Reporting Standards, which shall not be materially different from the unaudited financial statements of YOOV for the same period as presented to Aptorum, as determined by Aptorum in its sole discretion, (vii) delivery of fully executed lock-up agreement and support agreement by the major shareholder of Aptorum and the delivery of fully executed lock-up agreement by the directors and officers of YOOV and by the shareholders of YOOV who will beneficially own 5% or more outstanding shares of the combined company.

The closing of the Separation is subject to satisfaction or waiver of certain conditions including, but not limited to: (i) proper transfer of shares, by way of duly endorsed certificates, by Aptorum to Jurchen, (ii) payment of the purchase price, by way of duly endorsed certificates, by Jurchen to Aptorum, (iii) proper transfer of records by Aptorum to ATL, as well as between Jurchen and ATL to Aptorum in regard to records that relate to Aptorum, (iv) delivery and exchange of Instruments of Assignment, as defined in the Split-off Agreement, between ATL and Jurchen, (v) delivery and execution of a release by Jurchen to ATL and Aptorum, (vi) approval by Aptorum shareholders as to the Separation outlined in the Split-off Agreement, and (vii) the simultaneous consummation of the Merger.

For further information regarding the terms and conditions contained in the Merger Agreement and the Split-off Agreement, please see Aptorum’s current report on Form 6-K, which was filed with the U.S. Securities and Exchange Commission in connection with the Merger and the Separation.

About YOOV Group Holding

YOOV is a business artificial intelligence (AI) and automation platform that goes beyond traditional automation by applying advanced AI techniques to optimize various aspects of business operations. With its comprehensive suite of tools and technologies, YOOV empowers businesses to streamline their operations, improve efficiency, and drive digital transformation. YOOV seamlessly combines its robotic process automation (RPA) platform with advanced AI capabilities, which offers a variety of possible solutions to cater to the emerging needs of companies across different sectors. Over the years, YOOV has been growing rapidly in the Asia Pacific region and serves companies of all sizes from diverse industry verticals.

For more information about YOOV, please visit www.yoov.com.

About Aptorum Group

Aptorum Group Limited (Nasdaq: APM) is a clinical stage biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutic assets to treat diseases with unmet medical needs, particularly in oncology (including orphan oncology indications) and infectious diseases. The pipeline of Aptorum is also enriched through the co-development of a novel molecular-based rapid pathogen identification and detection diagnostics technology with Accelerate Technologies Pte Ltd, commercialization arm of the Singapore’s Agency for Science, Technology and Research.

For more information about Aptorum, please visit www.aptorumgroup.com.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of U.S. federal securities laws. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results and, consequently, you should not rely on these forward-looking statements as predictions of future events. These forward-looking statements and factors that may cause such differences include, without limitation, Aptorum’s and YOOV’s expectations with respect to future performance, ability to recognize the anticipated benefits of the merger; costs related to the Proposed Transactions; the satisfaction of the closing conditions to the Proposed Transactions; the timing of the completion of the Proposed Transactions; global economic conditions; geopolitical events and regulatory changes; and other risks and uncertainties indicated from time to time in filings with the SEC. The foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Aptorum’s most recent filings with the SEC and will be contained in the Form F-4 and other filings to be filed as result of the transactions described above. All subsequent written and oral forward-looking statements concerning Aptorum, Merger Sub or YOOV or the transactions described herein or other matters and attributable to Aptorum, Merger Sub or YOOV, or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither Aptorum, Merger Sub nor YOOV undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in their expectations or any change in events, conditions or circumstances on which any such statement is based.

Participants in Solicitation

YOOV, Aptorum and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies of Aptorum’s shareholders in connection with the potential transactions described herein under the rules of the SEC. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of YOOV’s and Aptorum’s officers and directors in the registration statement on Form F-4 to be filed with the SEC and will also be contained in the proxy statement/prospectus relating to the proposed transactions when it is filed with the SEC. These documents may be obtained free of charge from the sources indicated below.

Non-Solicitation

This press release is not a notice of shareholders meeting or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Aptorum or YOOV, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information about the Transactions and Where to Find It

In connection with the Proposed Transactions, Aptorum will file a registration statement on Form F-4 with the SEC and will mail notices of shareholders meeting and other relevant documents to its shareholders. Investors and security holders of Aptorum are advised to read, when available, the Form F-4, and amendments thereto, the notice to shareholders, and amendments thereto, in connection with Aptorum’s solicitation of proxies for its shareholder’ meeting to be held to approve the transactions described herein because the notice to shareholders will contain important information about the transactions and the parties to the transactions. The notices to shareholders will be mailed to Aptorum’s shareholders as of a record date to be established for voting on the transactions. Shareholders will also be able to obtain copies of the notice, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: 17 Hanover Square, London W1S 1BN, United Kingdom, attention: Ian Huen.

A registration statement relating to these securities will be filed with the SEC but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. A copy of Aptorum’s registration statement on Form F-4, once available, can be viewed on the SEC’s website.

Aptorum Group Limited

Investor Relations
Email: investor.relations@aptorumgroup.com
Tel: +44 20 80929299

YOOV Group Holding Limited

Investor Relations

E-mail: ir@yoov.com

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